RPM INTERNATIONAL INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPUTATIONS OF EARNINGS
PER SHARE AND SHARE EQUIVALENTS
(Unaudited)
Exhibit 11.1
(In thousands, except per share amounts)

	Nine Months Ended		Three Months Ended
	February 28,		February 28,
	2006	2005	2006	2005
Shares Outstanding
For computation of basic earnings per share of common stock

Weighted average shares	116,710	116,700	116,881	117,284

Total shares for basic earnings per share	116,710	116,700	116,881	117,284

For computation of diluted earnings per share of common stock

Net issuable common share equivalents (1)	2,789	1,472

Additional shares issuable assuming conversion of convertible securities (1)	8,034	8,034

Total shares for diluted earnings per share	127,533	126,206	116,881	117,284

Net Income
Net income (loss) applicable to shares of common stock for basic earnings per share	$65,801	$58,826	$(2,687)	$(4,772)

Add: Income effect of contingently issuable shares	2,799	2,380

Net income (loss) applicable to shares of common stock for diluted earnings per share	$68,600	$61,206	$(2,687)	$(4,772)

Basic Earnings (Loss) Per Share	$0.56	$0.50	$(0.02)	$(0.04)

Diluted Earnings (Loss) Per Share	$0.54	$0.48	$(0.02)	$(0.04)

(1)  Conversion of the net issuable common share equivalents and the shares related to convertible securities for the three-month periods ended February 28, 2006 and 2005 were not assumed, since the results would have been antidilutive.
The accompanying notes to consolidated financial statements are an integral part of these statements.